McLAUGHLIN & STERN, LLP
                               260 MADISON AVENUE
                            NEW YORK, NEW YORK 10016
                                                  (212) 448-1100
                               FAX (212) 448-0066
RICHARD J. BLUMBERG                     Millbrook Office
DIRECT DIAL:  (212) 448-6205             Franklin Avenue
                                          P.O. Box 1369
                                         Millbrook, N.Y. 12545
                                         (914) 677-5700
                                          Fax   (914) 677-0097
                                                              April 16, 1997
Richard Wulff, Chief
Small Business Rev.
United States Securities and Exchange Commission
Washington, DC  20549

                  Re: Meisenheimer Capital, Inc. (the "Company") Form 10-SB/A filed February 19, 1997
                           SEC File No.:  0-25147

Dear Mr. Wulff:

                  Pursuant to my telephone conversation of today with David Burton, we are transmitting herewith Amendment No. 3 to Form 10-SB/A.

                  Based upon Mr. Burton's comments, we have made the following changes to the Registration Statement:

                  1. Additional elaboration in the Business Section of USBL regarding the historical sale of franchises for cash to non-affiliates; a listing of franchises sold for the last three fiscal years, 1994-1996, setting forth the name of the franchise, the sales price, and cash received;

                  2. Changed the valuation of the television airtime to comport with the $50,000 value of franchises exchanged for such television time;

                  3.       Changed footnote 11; and

                  4.       Changed footnote 17.

                  We trust that these changes are responsive to your Staff's comments. Should you have any further questions, please do not hesitate to communicate with me.

                  Many thanks for your cooperation.

                                                          Very truly yours,

                                                        /s/ Richard J. Blumberg

                                                          Richard J. Blumberg

RJB:ww
Attachments
H:\USERS\TMARBLEY\RJB\MRB.416

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                                 AMENDMENT No. 3


                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934


           Meisenheimer Capital, Inc.
         (Name of Small Business In It's Charter          06-110-1766
         (State or Other Jurisdiction                       (I.R.S. Employer
         Incorporation or Organization                      Identification No.)

                    46 Quirk Road, Milford, Connecticut 06460
                    (Address of Principal Executive Offices)

                                                  (203) 877-9508
                           (Issuer's Telephone Number)
               Securities to be registered under Section 12(b) of
                                    the Act:

         Title of Each Class                    Name of Each Exchange on Which
          to be Registered                       Each Class is to be Registered


               Securities to be registered under Section 12(g) of
                                    the Act:

                         Common Stock - $0.01 par value
                                (Title of Class)

                                     PART I

ITEM 1.           General Business

                  Meisenheimer Capital, Inc. ("MCI" or the "Company") was organized under the laws of the State of Delaware in December, 1983. In 1984, the company made an initial public offering pursuant to a Registration Statement on Form S-18 which was declared effective by the Securities and Exchange Commission on or about July 27, 1984. Pursuant to the offering, the Company sold 1,130,000 Units at $1.00 a Unit for net proceeds of approximately $995,000. Each Unit consisted of one share of common stock (the "Common Stock") and one warrant entitling the holder thereof to purchase one share of Common Stock. The Warrants expired in April, 1985.

                  Since 1984, the Company has been engaged, through its subsidiary, the United States Basketball League, Inc. ("USBL") in the business of developing and managing a professional basketball league, the "United States Basketball League" (the "League"). In 1992, the Company acquired another subsidiary, Cadcom, Inc., ("Cadcom"), incorporated in the State of Connecticut in 1987. Cadcom is engaged in the business of manufacturing component parts for high tolerance aircraft parts. In August, 1995, MCI established another wholly owned subsidiary, Meisenheimer Real Estate Holdings Inc. ("MCR") to acquire the office and factory that it had been previously leasing.

                  MCI owns approximately 52% of the issued and outstanding stock of USBL which consists of both common and preferred stock. The principals of MCI and members of their immediate family (the "Meisenheimer Family") and affiliated entities own approximately 31% and the balance of 17% is owned by members of the public. MCI owns all of the issued and outstanding stock of Cadcom and MCR.

USBL Subsidiary

                  USBL owns and manages the United States Basketball League. USBL was established to provide a professional summer basketball league. The participating players are either recent college graduates or free agents not under contract with teams in the National Basketball Association (the "NBA") or are players under contract to foreign teams but who are permitted to play in the United States in their off-season. The League provides a vehicle to these players to improve their skills and further affords the players the opportunity to showcase their professional ability and possibly be selected by one of the teams in the NBA. The League's season, from early May to early July of each year, was designed specifically to give the players the opportunity to be scouted by NBA teams and possibly be selected to participate in the various summer camps of the individual teams comprising the NBA, which summer camps are normally held in the latter part of July and August of each year. To date, approximately 100 USBL players have made NBA rosters after playing with teams in the League. USBL also provides a training program for referees who aspire to referee in the NBA.

                  Each team comprising the USBL has an active roster of ten players during the season, and each team plays 26 games per season. The League also has playoffs at the conclusion of the regular season.

                  Since the inception of the League to the present time, the number of active franchises has fluctuated from seven to its present high for the 1996 season of eleven franchises. The current active franchises are located in Atlanta, Georgia (the Atlanta Trojans); Atlantic City, New Jersey (the Atlantic City Seagulls); Winston-Salem, North Carolina (the Carolina Cardinals);

Milford, Connecticut (the Connecticut Skyhawks); Jacksonville, Florida (the Jacksonville Barracudas); Oyster Bay, New York (the Long Island Surf); Hooksett, New Hampshire (the New Hampshire Thunder Loons); Portland, Maine (the Portland Mountain Cats); St. Petersburg, Florida (the Tampa Bay Windjammers); Sarasota, Florida (The Florida Sharks); and Stuart, Florida (the Treasure Coast Tropics). The New Hampshire team, which was formerly located in Tennessee is owned and managed by USBL. MCI, along with another partner owns the Portland Mountain Cats. In addition there is one inactive franchise which pays annual royalty fees.


                  Since 1984, USBL has sold a total of 27 franchises at various prices ranging from $10,000 to $75,000. An affiliate of the company also paid $100,000 for a franchise. The current asking price for a franchise is $300,000; however, the Company has not been able to consummate a sale at that price.

                  During the past three fiscal years, 1994 through 1996, the Company sold franchises to non-affiliates for cash as set forth below:


         Franchise                                   Sales Price                       Cash Received
         ---------                                   -----------                       -------------
1.       Mississippi Coast Gamblers                   $100,000                          $25,000
2.       Memphis Fires                                $100,000                          $15,000
3.       Florida Sharks                               $  75,000                         $75,000
4.       Carolina Cardinals                           $250,000                          $25,000
5.       Atlantic City Seagulls              $150,000                           $50,000

Unless the sales price has been paid in full at time of purchase, each of the foregoing franchises is required to pay the full sales price over time, and in the event payments are not made, USBL will repossess the franchise.

                  At least 15 franchises previously sold have been terminated because of non-payment of franchise obligations. In addition and during the fiscal year ended February 29, 1996 ("Fiscal 1996"), USBL sold five (5) franchises in a barter transaction receiving in exchange 2,000,000 units of negotiable television advertising due bills, and during the first quarter of Fiscal 1997 USBL entered into an agreement to receive an additional 2,000,000 units of negotiable television advertising due bills in exchange for five additional franchises. The 4,000,000 units of advertising time are with American Independent Network ("AIN") which employs satellite transmissions to certain affiliated television stations in approximately 90 cities throughout the United States. Management has valued the advertising due bills received in Fiscal 1996 and the first quarter of Fiscal 1997 at $500,000. (See Financial Information.) USBL has already used approximately 300,000 units to broadcast certain selective League games. The Company may use the remainder of the available television time to broadcast its games or, in the alternative, sell off the available television time. The barter transaction requires that the 10 franchise teams must be established within ten years from the date of the transactions. The Company has no assurance that any of the franchises will ever be established. In addition, the Company retains the right to approve or disapprove the ultimate franchisee.


                  Under the standard franchise agreement employed by USBL, the term of the franchise is for ten (10) years with rights of renewal. In addition to the initial purchase price for the franchise, the franchisees are currently required to pay an annual royalty fee of $15,000 per year. Currently, four of the franchises are in arrears in their annual royalty fees. The Company has the right to terminate these franchises but has not elected to do so. In addition, because of the Company's desire to have the League expand, the Company, in the past, has waived annual royalty fees under certain circumstances.

                  The Franchise Agreement employed by USBL also entitles USBL to receive television revenues on a sharing basis with the teams in connection with any television broadcasting of national or regional games. To date, USBL has not received any revenues. The Franchise Agreement also provides for USBL to receive revenues from the sale of team and league merchandise. Revenues from these sources have been negligible. The Franchise Agreement also requires USBL to use its good faith efforts to obtain sponsorships for each team and the league. Such sponsorship is generally from local or national corporations. The sponsorships, which for the last several years have been negligible, have generally taken the form of free basketballs, uniforms, air line tickets and discount accommodations for traveling teams.

                  Since the inception of the League and to date, only one of the franchises has operated profitably. This has been primarily due to the inability of USBL, because of insufficient capital, to properly promote the League, and USBL's inability to attract any meaningful sponsorships for the individual teams. Likewise, gate attendance for the individual teams has generally been poor. As a result, the sale of additional franchises either to maintain a constant level of active franchises or to enlarge the League has historically proven difficult for USBL.

                  From the inception of the League, USBL has operated at a loss prior to Fiscal 96. This has been due to the poor sales of franchises and the inability of the franchisees to pay their annual royalty fees. As a result, both MCI and USBL have been dependent on loans and advances from officers, directors and their affiliates. (See "Financial Information" and "Certain Relationships and Related Transactions".) For at least the last two fiscal years, the Company's auditors and USBL's auditors have expressed concerns in their opinion as to the ability of both companies to continue as going concerns.

                  USBL currently employs four full time employees consisting of the President, Daniel T. Meisenheimer, III, who also acts as Commissioner of the League; a Director of Administration; a Director of Public Relations, and a Director of Operations. During the League season, the Company employs additional staff including approximately 50 referees who are paid on a per game basis.

Future Plans of USBL

                  USBL has, as its ultimate goal, the establishment of at least sixty (60) franchises throughout the United States, consisting of fifteen (15) teams in each regional division. This would result in regional play-off games and then a final championship series. The Company is also attempting to develop a formal association with the NBA. At the present time, the Continental Basketball Association (the "CBA"), a league consisting of 14 teams, is regarded as the minor league of the NBA, and as such, receives financial support from the NBA. The Company believes that a formal association with the NBA would enhance the value of the franchises and attract more significant gate attendance. Likewise, the Company intends to use some of the television time available to it to broadcast more games which the Company believes would create additional fan interest and serve to attract additional franchisees. However and given the difficulties encountered by the Company to date in the sale of additional franchises and poor gate attendance, the Company may not be able to achieve its long-range goals without additional capital to properly promote the League.

Cadcom, Inc.

                  MCI's other operating subsidiary is Cadcom Inc. ("Cadcom") which was incorporated in Connecticut in 1987. Cadcom is wholly owned by MCI and was acquired by MCI in February, 1992 from Synercom Inc. ("Synercom"), a corporation owned and controlled by the President of MCI and members of the Meisenheimer Family.

                  Cadcom operates as a subcontractor manufacturing aluminum and stainless steel components for high tolerance aircraft parts for both fixed wing aircraft and helicopters which components are mainly used in pressure switches, fuel valves and various indicators and instruments. Cadcom's total business is derived from orders it receives from Spectrum Associates Inc. ("Spectrum"), a Connecticut corporation owned and controlled by Synercom. Spectrum manufacturers crash resistant breakaway valves, pressure switches, indicators and other specialized components for the aircraft industry. Approximately twenty-five (25%) percent of Spectrum's revenues are derived from orders from Sikorsky Aircraft Inc. and thirty-five (35%) percent is derived from orders from various divisions of the U.S. Armed Forces and the Department of Defense. The balance of Spectrum's orders are from other major aircraft manufacturers. Spectrum contracts with Cadcom as a subcontractor for approximately 70% of Spectrum's requirements for aluminum and stainless steel components.

                  Cadcom's manufacturing process is controlled by rigid standards established by both the Federal Aviation Authority ("FAA") and the department of Defense. The manufacturing process utilizes highly sophisticated computer-controlled turning and milling machinery. Approximately sixty (60%) of the equipment is rented by Cadcom under capital leases from Synercom. In Fiscal 1996, Cadcom contributed approximately 50% of the total revenues generated by MCI. In prior years, Cadcom accounted for almost all of MCI's revenues. Because of Cadcom's dependency on Spectrum, any decline in Spectrum's business would have an adverse impact on Cadcom's results of operations. Cadcom is actively seeking other outside business to lessen its dependency on Spectrum.

                  Cadcom employs nine (9) people consisting of a plant manager and office manager and seven factory personnel.

Government Regulation

                  Because USBL is actively engaged in the sale of franchises, it is required to comply with the laws established by those states in which it has offered and currently offers franchises. Such compliance includes registering as a franchisor and approval of the Franchise Agreement with appropriate State agencies. USBL is currently in full compliance.

                  Cadcom is subject to manufacturing standards established by both the FAA and the Department of Defense. As such, it is subject to inspection by the FAA and the Department of Defense to insure that the manufacturing process and the end products comply with such regulations. Likewise, Cadcom is subject to both local and state environmental regulations. As of this date, Cadcom is in full compliance with all local and state regulations.

ITEM 2.           Management's Discussion and Analysis of Operations

Fiscal Year 1996 Compared to Fiscal Year 1995

         Results of Operations

                  Revenues for the fiscal year ended February 29, 1996 ("Fiscal 96") were $1,119,000 as compared to revenues of $896,000 for the fiscal year ended February 28, 1995 ("Fiscal 95"). This increase of $223,000 was due to the substantial increase of franchise fees generated by the Company's subsidiary, USBL. During Fiscal 96 USBL sold five franchises in exchange for $2,000,000 of advertising credits which have been valued by the Company at $250,000. The Company's other operating subsidiary, Cadcom, also increased its revenues to $735,000 in Fiscal 96 as compared to $654,000 in Fiscal 95.

                  Operating expenses for Fiscal 96 increased by $321,000 to $1,248,000 as compared to operating expenses of $927,000 in Fiscal 95. This increase was due in part to increased costs of sales for Cadcom commensurate with its increase in revenues. Likewise, USBL's team expenses increased approximately $36,000 for Fiscal 96 primarily as a result of the increase in teams operated by the League as compared to prior years.

                  Administrative salaries for USBL also increased by $39,000 for Fiscal 96 as a result of one additional part-time administrator to assist in team scheduling and one part-time clerical person to assist in general clerical work in the office.

                  Advertising, consulting and travel expenses of $191,000, primarily for USBL, increased in Fiscal 96 by $108,000 as compared to advertising and travel expenses of $83,000 in Fiscal 95. The advertising expenses and consulting fees increased because of increased marketing efforts to sell franchises, raise additional capital and team travel expenses incurred by the Company-owned franchise and for travel expenses for playoffs which the company funds.

                  Consolidated net loss for Fiscal 96 amounted to $161,000 a compared to a loss of $20,000 in Fiscal 95. In addition to the items enumerated above, net loss was adversely affected by final legal settlement costs of two outstanding litigation matters amounting to $32,000. The Company does not have any other pending litigation. The Company incurred income taxes of $16,000 and a credit of $24,000 to net loss representing the minority interest's share in the net loss of its USBL subsidiary.

         Liquidity and Capital Resources

                  The Company's working capital deficiency decreased to $335,000 in Fiscal 96 from a deficiency of $476,000 in Fiscal 95. This decrease was primarily due to the proceeds of $1,052,000 received by the Company's subsidiary, USBL, in connection with an offering pursuant to Regulation D under the Securities Act of 1933. The other items affecting this decrease were an increase in accounts receivable and inventory in the amount of approximately $49,900 and a decrease in accounts payable and accrued expenses of approximately $17,000.

                  The Company is making efforts to alleviate its working capital deficiency by seeking additional equity capital primarily for USBL which subsidiary accounts for a major portion of the working capital deficiency and which subsidiary, in management's opinion, has the greatest potential for future growth. The Company believes the 2,000,000 units of advertising credits, valued at $250,000 will enable the Company to attract more interest in the League for both fans and potential franchisees by utilization of the advertising credits for free television broadcasting of League games. Additionally, Cadcom is actively soliciting additional customers to increase its revenues and diminish its reliance on Spectrum. However, there can be no assurance that the Company will be successful in its efforts to reduce the working capital deficiency.

Third Quarter Ended November 30, 1996. Compared to Third Quarter Ended November 30, 1995.


Results of Operations:

The following schedule highlights key operating data:

                                                                        November 30,             November 30,
                                                                            1996                       1995

Revenues                                                                $1,067,000                   $702,000
Operating expenses                                                      $1,060,000                      $69,000
Operating income (loss)                                                       $7,000               $(167,000)
Net loss                                                                     $(24,000)             $(180,000)

       For the period ended November 30, 1996 ("Nine Months 96") revenues generated amounted to $1,067,000, an increase of $365,000 from revenues of $702,000 for the period ended November 30, 1995 ("Nine Months 95"). This increase was due primarily to the recognition of $250,000 by USBL of revenues for initial franchise fees which represented an increase of $269,000 of franchise fees for Nine Months 96 as compared to $51,000 of franchise fees for Nine Months 95. Most of this increase was due from the sale of five USBL franchises for 2,000,000 of advertising due bills valued by management at $250,000. Additionally, sales by Cadcom increased by $32,000 as a result, of price increases of various increased components. The balance of the revenue increase was generated by the receipt by USBL of increased advertising income.

       Operating Expenses for Nine Months 96 amounted to $1,060,000, an increase of $191,000 over operating expenses of $869,000 for Nine Months 95. This increase consisted of various components: the use of $40,000 of pre-paid advertising due bills to air several USBL games on Cable T.V.; the write-off of $29,000 of advances to several USBL teams; an increase of $69,000 for professional fees and associated costs; festival costs of $18,000, an increase of $16,000, as compared to festival costs of $2,000, for Nine Months 95; an increase in insurance expenses of $24,000 for additional liability insurance; an increase in administrative salaries of $14,000 for additional personnel from $36,000 for Nine Months 95 to $50,000 for Nine Months 96. Additionally, the Company's real estate subsidiary MCR incurred operating expenses of $15,000 for Nine Months 96, as compared to operating expenses of $5000, for Nine Months 95, an increase of $10,000. MCR had only five months of operation for Nine Months 95, as compared to nine months for Nine Months 96

       Consolidated net loss for Nine Months 96 amounted to $24,000 as compared to a loss of $180,000 for Nine Months 95. The decrease in net loss was attributable to the additional revenues generated by USBL for franchise fees and increased profit margin by Cadcom.

       The Company future results will continue to be effected by a variety of factors that could have a material adverse effect on revenues and profitability and the ability of the Company to continue as a going concern. The financial success of USBL is dependant upon its ability to attract additional franchises and public interest in the League. The Company hopes to increase public exposure to the League by airing additional games on Cable T.V. which could also have the effect of attracting additional franchise interest. However, there can be no assurances that the Company will be successful. With respect to the Company's subsidiary, Cadcom, its dependence upon sales to Spectrum Associates, Inc. ("Spectrum") creates a concern as to Cadcom's future viability. Which Cadcom is attempting to enlarge its customer base to reduce its dependence on Spectrum, there can be no assurance it will be successful.

Liquidity and Capital Resources

       Working capital deficiency increased from $214,000 as of November 30, 1995 to $544,000 as of November 30, 1996. The main component of this increase was the utilization of $368,000 of cash outlays for debt reduction and operating activities. As of the present time, the Company will be dependent upon loans from management and affiliates to meet its working capital requirements. However, USBL plans to raise additional equity capital, and Cadcom is attempting to develop new customers. However, there can be no assurances that any of these efforts will be successful.

ITEM 3.           Description of Property

                  In August, 1995, MCR, through its wholly-owned subsidiary, Meisenheimer Capital Real Estate Holdings Inc. ("MCR") acquired the real estate at 46 Quirk Road, Milford, Connecticut, from Genvest, a limited partnership whose partners consist of the President of MCI and the Meisenheimer Family. The property was formerly leased by MCI and its subsidiaries from Genvest. The property consists of a building housing office and manufacturing space of approximately 6,000 square feet. USBL currently pays a $1,000 a month rent for approximately 1,500 square feet under a lease which expires on December 31, 1996. Cadcom pays $3,000 a month for approximately 3,500 square feet under a lease which expires on December 31, 1999. A portion of the space is rented to unaffiliated parties. The consideration paid to Genvest by MCI consisted of the issuance of 200,978 shares of the Common Stock of MCI plus cash of a $120,000. MCR borrowed funds of $120,000 from a financial institution which loan is secured by a 20 year mortgage on the property. The loan is guaranteed by MCI.


ITEM 4.           Security Ownership of Certain Beneficial Owners and
                        Management

                  The following table sets forth certain information as of July 15, 1996 with respect to the beneficial ownership of the outstanding Common Stock of the Company by (i) any holder of more than five (5%) percent; (ii) each of the Company's officers and directors; and (iii) the directors and officers of the Company as a group:


Name and Address              Amount and nature of                                Approximate
Beneficial Owner                Beneficial Ownership Percent of Class


Daniel T. Meisenheimer III           1,190,500                                              26.3%
c/o The United States
Basketball League
46 Quirk Road
Milford, CT  06460

Richard T. Meisenheimer     269,500                                                          6.0%
c/o The United States
  Basketball League
46 Quirk Road
Milford, CT  06460

--------
     Daniel T. Meisenheimer, III is the President of MCI. The shares listed above include shares owned by his wife and minor children. Not included are 100,000 options issued to Mr. Meisenheimer to purchase 100,000 of the Common Stock at $0.25 per share. Mr. Meisenheimer and his family also own 425,000 shares of the common stock and 136,409 shares of the preferred stock of MCI's subsidiary, USBL.
     Richard Meisenheimer is Vice President and a Director of MCI. The shares listed above include shares owned by his wife and minor children. Mr.
Meisenheimer also owns 500 shares of the common stock and 77,875 of the preferred stock of MCI's subsidiary, USBL. In addition, Spectrum, of which Richard Meisenheimer is President, owns 207,857 shares of the common stock and 240,000 shares of preferred stock of USBL.





Daniel T. Meisenheimer, Jr.3                           525,000            11.7%
c/o The United States
  Basketball League
46 Quirk Road
Milford, CT  06460



Synercom Inc.4                                              980,000             22.5%
c/o The United States
Basketball League
46 Quirk Road
Milford, CT  06460

All Officers and Directors
as a Group                                           1,985,000            66.5%


ITEM 5.        Directors, Executive Officers, Promoters and Control
           Persons

          The  following  persons  are  the  current   executive   officers  and
           directors:



Name                                                    Age                                                         Position

Daniel T. Meisenheimer, III                  45                                               Chairman of the Board
                                                                                                               President and
                                                                                                               Treasurer

Richard Meisenheimer                          42                                              Vice President,
                                                                                                              Director and Secretary
Daniel T. Meisenheimer, Jr.                  69                                              Director

                  All directors hold office until the next annual meeting of Stockholders and the election and qualification of their successors. Officers are appointed annually by the Board of Directors and subject to existing employment agreements serve at the discretion of the Board.

                  Background of Executive Officers and Directors
                 Daniel T. Meisenheimer, III has been the Chairman of the Board and President and Treasurer of MCI since its inception in 1984. Mr. Meisenheimer is also Chairman of the Board, President and Treasurer of the Company's subsidiaries, USBL, Cadcom and MCR.
Mr. Meisenheimer is also employed as a Vice President and serves as Cheif Financial Officer.
                Daniel T. Meisenheimer, Jr., a Director of MCI, is the father of Daniel Meisenheimer III and Richard Meisenheimer. The shares listed above includes shares owned by his wife, Mary Ellen

Meisenheimer. Mr. Meisenheimer also owns 5,000 of common stock and 182,723 shares of preferred stock of USBL.
              Synercom is owned jointly by Daniel Meisenheimer III, Richard Meisenheimer,
Daniel Meisenheimer, Jr. and Mary Ellen Meisenheimer. Synercom also owns all of the stock of
Spectrum, Inc. a Director of Spectrum Associates, Inc. which positions he has held since 1975.
Spectrum Associates, Inc. ("Spectrum") is the sole customer of MCI'ssubsidiary, Cadcom. Between
1981 and 1984 Mr. Meisenheimer owned and operated an investment advisory firm. From 1977 to
1981, Mr.Meisenheimer was employed as a registered representative with Merrill, Lynch Inc.

                  Richard C. Meisenheimer has been Vice President, Secretary and a Director of MCI since its inception. Mr. Meisenheimer has been associated with Spectrum since 1976. In 1993 he became President of Spectrum succeeding his father, Daniel T. Meisenheimer, Jr. Mr.
Meisenheimer is also Vice President, Secretary and a Director of MCI's subsidiaries, USBL, Cadcom, and MCR.

     Daniel T. Meisenheimer, Jr. has been a Director of MCI since its inception. He is also a Director of USBL,, Cadcom and MCR. Mr. Meisenheimer, Jr. was the founder of Spectrum and served as President from 1957 to 1993. He is currently Chairman of the Board of Spectrum.

ITEM 6.           Executive Compensation

         MCI

     Historically, the only two officers of MCI, Daniel T. Meisenheimer III, President and Treasurer, and Richard Meisenheimer, Vice President, have not received any salaries from MCI. However, on March 1, 1994, the Company awarded Mr. Daniel T. Meisenheimer, III, 200,000 options to purchase 200,000 shares of the Common Stock in recognition of past services to MCI. The options are exercisable at $0.25 a share. On June 5, 1995, Mr. Meisenheimer exercised options to purchase 100,000 shares. At the time of the exercise, the bid price for MCI Common Stock was $1.00 a share. Richard Meisenheimer received 100,000 options in recognition of past services. Each option entitles Mr. Meisenheimer to purchase one share of the Common Stock at $0.25 per share. Mr. Meisenheimer has not exercised any options. On March 1, 1996 the Company entered into employment agreements with Daniel T. Meisenheimer III and Richard Meisenheimer.
                  The agreement with Daniel T. Meisenheimer III is for a period of two years. For the first year Mr. Meisenheimer is to receive a salary of $2,000 a month. However, if in the opinion of the Board of Directors the payment of salary to Mr. Meisenheimer would have an adverse impact on the Company's cash flow then the Company is authorized to withhold payments. The agreement further provides that in the event any monthly salary is withheld then for each month of salary omitted Mr. Meisenheimer is to then receive 10,000 options. Each option will entitle Mr. Meisenheimer to purchase one share of the Common Stock at $1.00 a share. The options are to be issued at the end of each fiscal year. During the second year of the employment agreement, Mr. Meisenheimer is to receive a monthly salary of $5,000 and if the Company elects not to pay Mr. Meisenheimer the cash salary, then he is to receive 10,000 options for each month of salary omitted which are to be issued at the end of the fiscal year.

                  Mr. Richard Meisenheimer's employment agreement is also for a period of two years and provides for a monthly salary of $400 per month. The Board of Directors can also withhold payment of such salary if such payment would have an adverse impact on the Company's cash flow.

In that event, Mr. Meisenheimer is to receive 2,000 options for each month of salary not paid. Each option will entitle Mr. Meisenheimer to purchase one share of the Company's Common Stock at $1.00 per share. In the second year Mr. Meisenheimer is to receive $800 a month and if any salary is omitted then 4,000 options will be issued for each month of salary omitted. All options are issued at the end of each fiscal year.

                  Pursuant  to  the   employment   agreements   Mr.   Daniel  T.
Meisenheimer, III, has only received a total of $4,000 of salary for the months of March and April, 1996. Mr. Richard Meisenheimer has only received a total of $800 for March and April. The Board of Directors elected to withhold any further payment of salaries because of the impact on cash flow. As of December 31, 1996, because of the Company's decision not to pay salaries, Mr. Daniel T. Meisenheimer, III is entitled to receive 80,000 options and Mr. Richard Meisenheimer is entitled to receive 20,000 options. The Company has not as yet issued the options.

                  The following  tables reflect the salaries  received by Daniel
T. Meisenheimer, III and Richard Meisenheimer and the options received by Daniel
T. Meisenheimer, III, and Richard Meisenheimer and the amount of options exercised.

Summary Compensation                  Long Term Compensation
                    Annual Compensation        Awards                Payouts
               (d)  (e) (f) (g)  (h) (i)Other Security Annual Restricted
 Underlying All Other
Name and   Fiscal    Salary    Bonus     Compen-     Stock  Options/IP
Compen-
Principal Position     Year      ($)       ($)      sation     Award(s) ($)     SARs (#)     Payouts ($)   sation
($)
-------------------- ---------------------------- ------------------------------------------ ------------ -------------
Daniel T.              1995      -0-       -0-        -0-                        200,000
Meisenheimer III, 5     1996      -0-       -0-        -0-
President              19976    $4,000     -0-        -0-
Richard                1995      -0-       -0-        -0-                        100,000
Meisenheimer          1996      -0-       -0-        -0-
Vice Pres.             19972    $ 800      -0-        -0-

--------
     Both Daniel T. Meisenheimer, III, and Richard Meisenheimer receive salaries from Spectrum. Fiscal 97 is the first quarter ended May 31, 1996.



                                    Option/SAR Grants in Last Fiscal Year

                                Individual Grants

(a)                        (b)                       (c)
(d)              (e)

  Number of Securities      Percent of Total Options/  Exercise or
                           Underlying Options/             SARs Granted to
  Base Price  Expiration




Name                       SARs/Granted (#)          Employees in Fiscal Year
($ Share)           Date
----                       -------------------       ------------------------
------------     --------

David T. Meisenheimer,
   III                              -0-              -0-
-0-              -0-

Richard Meisenheimer                -0-              -0-                        -0-              -0-
Vice President



                 Aggregated Options/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

(a)                        (b)              (c)               (d)                       (e)

                                                              Number of  Securities
                                                              Underlying Unexercised    Value of  Unexercised
                                                              Options/SARs at FY End    In-the-Money Options/
                                                              (#)                       SARs at FY-End ($)

                           Shares Acquired  Value Realized    Exercisable/              Exercisable/
Name                        on Exercise (#)           ($)     Unexercisable             Unexercisable
----                       ---------------- -------------------------------             -------------

Daniel T. Meisenheimer,    100,000          $75,000           100,000 (Exercisable)     $287,500
(Exercisable)
 III
President

Richard Meisenheimer
Vice President                                                100,000 (Exercisable)     $287,500 (Exercisable)




USBL

                  On January 1, 1996, USBL entered into employment agreements with Daniel T. Meisenheimer, III who serves as President and Chief Executive
Officer, and Richard Meisenheimer, who serves as Vice President and Chief Financial Officer. The employment agreement provides for a monthly salary of $2,000 during the first year and $5,000 a month for the second year. If, in the opinion of the Board of Directors of USBL, the payment of salary would have an adverse impact on the Company's cash flow, then the Company is authorized to withhold payments. For every month of salary omitted, Mr. Meisenheimer is to receive 10,000 options. Each option entitles Mr. Meisenheimer to purchase one share of USBL Common Stock at $1.00 a share. All options are to be issued at the end of each 12 month period. Mr. Meisenheimer received a total of $4,000 for Fiscal 1996 and $4,000 during the first quarter of Fiscal 1997.

                   In view of the fact that neither Daniel T. Meisenheimer, III, and Richard Meisenheimer had received any compensation for services from USBL since the inception of the company, on September 1, 1995, the Board of Directors adopted an option program reserving 200,000 shares to provide each officer with 20,000 options on the first business day of each calendar year. Under the plan, each option entitles the holder to purchase one share of common stock at an exercise price equal to the closing bid price on the date of grant. The options were to expire five years from date of grant or nine months after retirement of either officer. The expiration date of the options was changed by agreement to five years. On January 2, 1996 (Fiscal 1996) Daniel T. Meisenheimer, III and Richard Meisenheimer each received 20,000 options exercisable into common stock at $2.25 a share. On August 20, 1996, the company and the two officers agreed to rescind the remainder of the option program.

                  USBL also entered into an employment agreement with Richard Meisenheimer on January 1, 1996. The agreement is similar to Daniel T. Meisenheimer III's, except that Richard Meisenheimer is to receive a salary of $800 a month during the first year and $1,600 a month for the second year. For each month's salary omitted, Richard Meisenheimer is to receive 4,000 options. Each option entitles Mr. Meisenheimer to purchase one share of USBL Common Stock at $1.00 a share. All options are awarded at the end of each year. During Fiscal 96 Mr. Meisenheimer received a total of $1,600 of salaries and during the first quarter of Fiscal 97 Mr. Meisenheimer received a total of $1,600 of salaries.

                  The following tables reflect the salaries and options received by Daniel T. Meisenheimer, III and Richard Meisenheimer:

Summary Compensation Table

                                                                        Long Term Compensation
                                                             --------------------------------------------
                                    Annual Compensation                  Awards                Payouts
                              -------------------------------------------------------------- ------------
(a)                     (b)      (c)       (d)        (e)          (f)             (g)           (h)           (I)
                                                     Other                     Securities
                                                    Annual      Restricted     Underlying                   All Other
Name and              Fiscal    Salary    Bonus     Compen-       Stock         Options/         LTIP
Compen-
Principal Position     Year      ($)       ($)      sation     Award(s) ($)     SARs (#)     Payouts ($)   sation
($)
-------------------- ---------------------------- ------------------------------------------ ------------ -------------
Daniel T.              1995      -0-       -0-        -0-          -0-             -0-           -0-           -0-
Meisenheimer III      1996                -0-        -0-          -0-           20,000          -0-           -0-
President              19972    $4,000     -0-        -0-

--------
     Both                 Daniel T. Meisenheimer,  III and Richard  Meisenheimer
                          receive salaries from Spectrum. Fiscal 1997 represents
                          the first quarter ended May 31, 1997.

 Richard                1995      -0-       -0-        -0-          -0-             -0-           -0-           -0-
Meisenheimer          1996     $1,600     -0-        -0-          -0-           20,000          -0-           -0-
Vice Pres.             19972    $1,600     -0-        -0-          -0-             -0-           -0-           -0-
                      Option/SAR Grants in Last Fiscal Year





                                Individual Grants

(a)                        (b)                       (c)                        (d)              (e)

                           Number of Securities      Percent of Total Options/  Exercise or
                           Underlying Options/             SARs Granted to           Base Price  Expiration
Name                       SARs/Granted (#)          Employees in Fiscal Year    ($ Share)           Date
----                       -------------------       ------------------------   ------------     --------

David T. Meisenheimer,
   III                        20,000                          50%               -0-        1/2/2001

Richard Meisenheimer          20,000                          50%               -0-        1/2//2001
Vice President



                 Aggregated Options/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

(a)                        (b)              (c)               (d)                       (e)

                                                              Number of  Securities
                                                              Underlying Unexercised    Value of  Unexercised
                                                              Options/SARs at FY End    In-the-Money Options/
                                                              (#)                       SARs at FY-End ($)

                           Shares Acquired  Value Realized    Exercisable/              Exercisable/
Name                        on Exercise (#)           ($)     Unexercisable             Unexercisable
----                       ---------------- -------------------------------             -------------

Daniel T. Meisenheimer,             -0-             -0-                20,000 (Exercisable)      $_______
(Exercisable)
 III
President

Richard Meisenheimer                -0-             -0-                20,000 (Exercisable)      $_______
(Exercisable)
Vice President


ITEM 7.           Certain Relationships and Related Transactions

         For at least the last ten years the principals of MCI and their affiliated companies have made loans to USBL, MCI's subsidiary. As of February 28, 1995 ("Fiscal 1995"), USBL was indebted to the principals or their affiliated companies in the principal sum of $601,984 together with accrued interest at six percent (6%) per annum of $207,744. All of the outstanding debt is payable upon demand. Of the foregoing amount, Spectrum was owed the principle sum of $132,743 plus accrued interest of $113,930. The principals were owed $225,579 plus accrued interest of $77,427. The remaining indebtedness of $243,662 was due to MCI, the parent, which is eliminated on the accompanying consolidated financial statements. During Fiscal 1996, the indebtedness to Spectrum including interest was reduced by $146,673 through the issuance of preferred stock of USBL. During both Fiscal 95 and 96, loans due the principals were reduced by $233,006 through the issuance of Preferred Stock of USBL. As of February 29, 1996 ("Fiscal 1996"), USBL is indebted to Spectrum and the principals in the total sum, including interest of $215,469 ($107,289 to Spectrum and $108,180 to the principals). In all of the foregoing transactions, the preferred stock of USBL was valued at $1.00 per share.

         Cadcom which was acquired by MCI in February 1992 from Synercom, Inc., a company owned and controlled by the Meisenheimer Family, is totally dependent upon orders received from Spectrum, a privately held company, also owned by the Meisenheimer Family. Substantially all of Cadcom's business is derived from Spectrum. Intercompany pricing is done on "an arm's length" basis and with respect to orders from the military or the defense department is subject to competitive bid. Cadcom is paid by Spectrum in accordance with normal credit terms. In addition and when Cadcom was acquired by MCI from Synercom, Inc., MCI granted Synercom, Inc. the right of first refusal to buy the Cadcom common stock in the event MCI determined to sell Cadcom.

         In fiscal 1995, Cadcom entered into capital leases for new machinery. Cadcom is leasing the equipment from Synercom, Inc. During fiscal 1996 Cadcom also entered into capital leases with Synercom for additional manufacturing equipment. The total amount of outstanding lease payments amounts to $203,741. Monthly payments to Synercom for the leased equipment amount to $8,950.

         In 1988, Richard Meisenheimer, Vice President, and several other individuals purchased, through a corporation, a franchise from USBL, the Connecticut Skyhawks. The purchase price was $50,000 and annual royalty payments have been made to USBL for each year to date. On August 31, 1996, Spectrum, a company owned and controlled by the Meisenheimer family purchased a franchise from USBL for 100,000. The franchise is not currently active but pays the annual royalty fee.

         Prior to August 1995, MCI, USBL and Cadcom had been renting office and manufacturing facilities from Genvest L.P., a limited partnership consisting of members of the Meisenheimer Family. In August, 1995 MCI, through its subsidiary MCR, purchased the facilities from Genvest, L.P., for $340,000 through the issuance of 200,978 shares of the Common Stock of MCI to Genvest, L.P., and borrowed the sum of $120,000 from a financial institution secured by a 20 year mortgage on the property. Richard C. Meisenheimer has personally guaranteed the mortgage.









ITEM 8.           Description of Securities

         The Company completed a public offering of Units in August 1984. Each Unit consisted of one share of Common Stock, $0.01 par value and one warrant to purchase one share of Common Stock at $1.25 per share from three to six months after the effective date of the offering (July 27, 1984) and at $1.50 per share from six to nine months after the effective date. All of the unexercised warrants expired on April 29, 1985.

         The Company is presently authorized to issue 10,000,000 shares of Common Stock, $0.01 par value. As of May 31, 1996, there were 4,469,528 shares issued and outstanding. Of that amount, approximately 2,965,000 are owned by the officers, directors and their affiliates and as such may be deemed to be "restricted shares" as that term is described under the Securities Act of 1933 (the "Act"), as amended, and may only be sold in compliance with Rule 144 of the Act or pursuant to a registration statement under the Act. With the exception of 100,000 shares acquired by Daniel T. Meisenheimer through the exercise of options, the officers, directors and their affiliates have held their shares for more than two years as required by Rule 144 and thus could avail themselves of Rule 144 at any time.

         The holders of the Common Stock (I) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights or redemption or sinking funds applicable thereto; and (iv) are entitled to one cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders. Therefore, the holders of more than fifty percent (50%) of the outstanding shares, voting for the election of directors can elect all of the directors if they so choose.



                                     PART II

ITEM 1.           Market Price of and Dividends on the Registrant's
                       Common Stock

                  The   Company's   Common  Stock   trades  on  the   non-NASDAQ
over-the-counter market ("Bulletin Board") under the symbol "MEIS".

         The following table indicates the high and low bid prices as reported by the National Daily Quotation Service, Inc. for the Company's fiscal year commencing March 1, 1994 through February 28, 1995 and the closing high and low bid price from March 1, 1995 through July 31, 1996.


Fiscal 1995                                                            High-Low Bid Price

                                                                       High                      Low

First Quarter Ended 3/31/94                           $0.75                     $0.25





Second Quarter Ended 8/31/94                       $1.25                     $0.50
Third Quarter Ended 11/30/94                        $1.125                    $0.56
Fourth Quarter Ended 2/28/95                        $1.25                     $0.75

Fiscal 1996                                                            Closing Bid Price

                                                                       High                      Low

First Quarter Ended 5/31/95                          $1.125                    $0.875
Second Quarter Ended 8/31/95                      $2.00                     $1.00
Third Quarter Ended 11/30/95                       $3.187                    $0.875
Fourth Quarter Ended 2/28/96                       $3.25                     $2.185

Fiscal 1997

First Quarter Ended 5/31/96                       $3.125                    $2.00
Period 6/1/96 through 7/31/96                   $2.875                    $1.062


         The foregoing prices represent quotations between dealers without adjustments for retail markups, markdowns or commissions and may not represent actual transactions, as reported by the National Association of Securities Dealers Composite Feed or other qualified inter-dealer quotation medium.



ITEM 2.  Legal Proceedings

         There are no legal proceedings pending or threatened.

ITEM 3.  Changes in and Disagreements with Accountants

     For the last four fiscal years, the Company and its subsidiaries have utilized the services of Michael Racaniello, C.P.A. to prepare its annual audits. On April 15, 1996, the Company retained the accounting firm of Holtz, Rubenstein & Co., LLP to prepare annual audits of the Company and its subsidiaries. Mr. Racaniello continues to perform internal accounting services for the Company and its subsidiaries. There have been no disagreements between the Company and Mr. Racaniello or between the Company and Holtz, Rubenstein & Co., LLP.
--------
     The closing high and low bid prices were not available from the National Daily Quotation Service, Inc. before March, 1995.

ITEM 4.  Recent Sales of Unregistered Securities

         MCI

         On August 16, 1995, the Company, through its subsidiary, MCR, purchased the real estate at 46 Quirk Road, Milford, Connecticut. As part of the consideration paid by the Company for the property, the Company issued 200,978 shares of its Common Stock to the seller, Genvest, a limited partnership whose partners consist of the president of MCI and the Meisenheimer Family. The shares were issued pursuant to the private placement exemption provided by Section 4(2) of the Securities Act of 1933 (the "Act").

USBL

         On February 28, 1995, the Company's subsidiary USBL issued 319,679 unregistered shares of its Preferred Stock valued at $1.00 per share as partial payment of outstanding indebtedness due Daniel T. Meisenheimer III, Daniel T. Meisenheimer Jr., Richard Meisenheimer, and Spectrum Associates, Inc. USBL relied on the exemption provided by Section 4(2) of the Act.
         On October 23, 1995, USBL completed an offering of 268,501 shares of its Common Stock for total proceeds of $604,127 to 12 accredited investors. The offering was made pursuant to Rule 504 of Regulation D promulgated under the Act. Brookehill Equities, Inc., a registered broker-dealer, and members of the National Association of Securities Dealers, Inc. ("NASD") acted as placement agent and received a commission for the placement of said shares.

         On February 29, 1996, USBL issued 360,000 shares of unregistered Preferred Stock, valued at $1.00 per share, as partial payment of outstanding indebtedness due Daniel T. Meisenheimer III, Daniel T. Meisenheimer Jr., Richard Meisenheimer, Spectrum Associates, Inc., and MCI. USBL relied on the exemption provided by Section 4(2) of the Act.

         On September 6, 1995, USBL issued 22,500 shares of unregistered USBL Common Stock pursuant to exercise of outstanding options granted to a third party for consulting services. The exercise price of the options was $.01 a share. USBL relied upon the exemption provided by Section 4(2) of the Act. On May 12, 1995, USBL issued 100,000 warrants to three individuals in consideration for a "bridge loan." The warrants entitled the holder to purchase shares of USBL Common Stock at an exercise price of $1.00 per share. On July 7 and July 23, 1996, two of the individuals exercised a total of 60,000 warrants and received 60,000 shares of unregistered USBL Common Stock. USBL relied upon the exemption provided by Section 4(2) of the Act. All of the foregoing individuals who exercised their options are sophisticated investors and had access to complete information regarding USBL.


ITEM 5.           Indemnification of Directors and Officers

         Article X of the Company's By-Laws provides the following:

         (a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer or employee of the Corporation, or of any Corporation in which he served as such at the request of the
         Corporation,  shall  be  indemnified  by the  Corporation  against  the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

         (b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

         (c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.

                                    PART F/S
                    TABLE OF CONTENTS OF FINANCIAL STATEMENT


                                                                                                               Page

Independent Auditors' Reports..................................................................35

Financial Statements:

         Consolidated Balance Sheet for the
         Year Ended February 29, 1996 and
         Three Months Ended May 31, 1996.................................................37

         Consolidated Statement of Operations
         for Years Ended February 29, 1996
         and February 28, 1995 and Three Months
         Ended May 31, 1996 and May 31, 1995.............................................38

         Consolidated Statements of
         Stockholders' Equity for the Years Ended
         February 29, 1996 and February 28, 1995..........................................40

         Consolidated  Statements of Cash Flow for the Years Ended  February 29,
         1996 and February 28, 1995 and for the Three
         Months Ended May 31, 1996 and May 31, 1995................................42

         Notes to Financial Statements.............................................................41-49



                             MEISENHEIMER CAPITAL, INC. AND SUBSIDIARIES

                                   REPORT ON AUDIT OF CONSOLIDATED
                                        FINANCIAL STATEMENTS

                                    YEAR ENDED FEBRUARY 29, 1996

                          Independent Auditors' Report


Board of Directors
Meisenheimer Capital, Inc.
Milford, Connecticut

We have audited the consolidated balance sheet of Meisenheimer Capital, Inc. and Subsidiaries as of February 29, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meisenheimer Capital, Inc. and Subsidiaries as of February 29, 1996 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations, inability to collect annual franchise fees and reliance on related party revenue transactions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Holtz Rubenstein & Co., LLP
Melville, New York
May 30, 1996

                             MICHAEL RACANIELLO, CPA
                            170 POST ROAD, SUITE 204
                          FAIRFIELD, CONNECTICUT 06430




To the Board of Directors
Meisenheimer Capital, Inc.
Milford, Connecticut

I have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Meisenheimer Capital, Inc. and Subsidiaries for the year ended February 28, 1995. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statements of operations, stockholders' equity and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of income and retained earnings and cash flows. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Meisenheimer Capital, Inc. and Subsidiaries for the year ended February 28, 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As explained in Note 1, the Company has suffered substantial losses that raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

As discussed in Note 1, the Company changed its method of accounting for investment securities as was required by Statement of Financial Accounting Standards Board No. 115, " Accounting for Certain Investments in Debt and Equity Securities".

As discussed in Note 20 to the financial statements, certain errors resulting in the understatement of previously reported net loss and overstatement of deficit and minority interest, were discovered by management of the Company during the current year. Accordingly, adjustments have been made to net loss, deficit and minority interest to correct the error.




s/Michael Racaniello, CPA
May 30, 1996
May 30, 1996 as to Note 14(b) and Note 20



                   MEISENHEIMER CAPITAL, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                                             February 29,           November 30,
    ASSETS                                                                 1996                   1996
    ------                                                                 --------               ----
                                                                                                  (Unaudited)
CURRENT ASSETS:
   Cash    $                                                               278,188      $         33,603
   Accounts receivable (Note 10)                                                  103,017                 79,370
   Inventories (Note 4)                                                            92,370                157,801
   Investments                                                                     47,597                 32,672
   Other current assets                                                             6,000                 32,718
                                                                           --------------         --------------
       Total current assets                                                       527,172                336,164

PROPERTY AND EQUIPMENT, net (Notes 5, 8 and 9)                                    613,301                549,136

GOODWILL (Note 7)                                                                  29,361                 28,749

PREPAID ADVERTISING CREDITS (Note 11)                                             225,000                435,312
                                                                           --------------         --------------

                                                                           $1,394,834             $1,349,361
                                                                           =================================

     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable and accrued expenses (Notes 10 and 12)$                243,407      $         353,196
   Notes payable - bank (Note 9)                                                   25,900                  4,600
   Capital lease obligation - current portion (Note 8)                             83,180                 87,972
   Notes payable - stockholders (Note 10)                                         506,064                430,494
   Mortgage payable - current portion (Note 9)                                      3,165                  3,250
                                                                           --------------         --------------
       Total current liabilities                                                  861,716                879,512

CAPITAL LEASE OBLIGATION, net of
   current portion (Note 8)                                                       120,561                 53,790

MORTGAGE PAYABLE, net of current portion (Note 9)                                 110,570                105,138

MINORITY INTEREST IN CONSOLIDATED
   SUBSIDIARY                                                                      50,000                 61,000

COMMITMENT AND CONTINGENCIES (Notes 16 and 18)

STOCKHOLDERS' EQUITY (Notes 12 and 14):
   Common stock, $0.01 par value, 10,000,000 shares
     authorized; 4,469,528 shares and 4,471,028 shares
     issued and outstanding                                                        44,695                 44,710
   Additional paid-in capital                                                   3,236,908              3,300,268
   Unrealized loss on available-for-sale investments                               (9,641)               (50,909)
   Deficit (3,019,975)                                                     (3,044,148)
           -----------                                                     ----------
       Total stockholders' equity                                                 251,987                249,921
                                                                           --------------         --------------

                                                                           $    1,394,834         $    1,349,361
                                                                           ==============         ==============

                 See notes to consolidated financial statements






                   MEISENHEIMER CAPITAL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                                          Years Ended                    Nine Months Ended
                                                February 29,      February 28,     November 30,   November 30,

                                               1996             1995              1996            1995
                                               -------        ----------        ---------        -----
                                                                                   (Unaudited)     (Unaudited)
REVENUES:  (Note 10)
   Net sales                                    $     735,013     $   651,324      $     584,762   $     553,211
   Franchise fees and related revenue                 383,956         244,500            481,977         148,444
                                                -------------     -----------      -------------   -------------
       Total revenues                               1,118,969         895,824          1,066,739         701,655

OPERATING EXPENSES:  (Note 8)
   Cost of goods sold                                 566,332         517,466            417,436         431,404
   Selling, general and team expenses                 681,554         409,478            642,526         437,470
                                                -------------     -----------      -------------   -------------
       Total operating expenses                     1,247,886         926,944          1,059,962         868,874

       Income (loss) from operations                 (128,917)        (31,120)             6,777        (167,219)

OTHER INCOME AND EXPENSE:
   Realized gain on available-for-sale
     investments                                        7,668          41,044                 -            7,668
   Interest expense                                   (47,796)        (54,531)           (31,845)        (35,928)
   Interest income                                      8,324              -               3,620           3,949
   Other income                                        24,000          23,960             19,100          18,028
   Settlements                                        (32,000)             -                  -               -
                                                -------------     -----------      -------------   ------------
       Total other income and expense                 (39,804)         10,473             (9,125)         (6,283)

LOSS BEFORE MINORITY
   INTEREST AND TAXES                                (168,721)        (20,647)            (2,348)       (173,502)

MINORITY INTEREST IN NET
   EARNINGS OF SUBSIDIARY                             (24,000)             -              11,000              -

PROVISION FOR INCOME
   TAX (Note 19)                                       16,000              -              10,825           6,000
                                                -------------     -----------      -------------   -------------

NET LOSS                                        $    (160,721)    $   (20,647)     $     (24,173)  $    (179,502)
                                                =============     ===========      =============   =============


NET LOSS PER SHARE                              $(.03)            $(.00)           $(.00)          $(.04)
                                                =====             =======          ======          ======

WEIGHTED AVERAGE COMMON
   AND COMMON EQUIVALENT
   SHARES OUTSTANDING                               4,846,883        4,268,550         5,005,384       4,846,883
                                                    =========        =========         =========       =========






                 See notes to consolidated financial statements





                   MEISENHEIMER CAPITAL, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

               YEARS ENDED FEBRUARY 29, 1996 AND FEBRUARY 28, 1995






                                                                                  Additional
                                                         Common Stock               Paid-in
                                                    Shares          Amount       Capital               Deficit
Balance, March 1, 1994 (as restated)
   (Note 20)                                        4,268,550     $  42,686      $   1,966,675    $   (2,838,607)

Net loss                                                   -             -                  -            (20,647)
                                                 ------------     ---------      -------------    --------------

Balance, February 28, 1995                          4,268,550        42,686          1,966,675        (2,859,254)

Issuance of shares in connection
   with the purchase of building                      200,978         2,009            167,990                -

Issuance of stock options                                  -             -              13,750                -

Issuance of stock by subsidiary
   to minority holders                                     -             -           1,088,493                -

Net loss                                                   -             -                  -           (160,721)
                                                 ------------     ---------      -------------    --------------

Balance, February 29, 1996                          4,469,528        44,695          3,236,908        (3,019,975)

Issuance of shares in connection
   with warrant exercise (unaudited)                    1,500            15              3,360                -

Issuance of stock by subsidiary
   to minority holders                                     -             -              60,000                -

Net loss (unaudited)                                       -             -                  -            (24,173)
                                                 ------------     ---------      -------------    --------------

Balance, November 30, 1996
   (unaudited)                                      4,471,028     $  44,710      $   3,300,268    $   (3,044,148)
                                                 ============     =========      =============    ==============











                 See notes to consolidated financial statements






                   MEISENHEIMER CAPITAL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    Years Ended                 Nine Months Ended
                                                           February 29,    February 28,    November 30,  November 30,

                                                                                                       1996199519961995
                                                                                            (Unaudited)  (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                $   (160,721)   $    (20,647)  $     (24,173) $   (179,502)
   Adjustments to reconcile net loss to net cash
      (used in) provided by operating activities:
       Issuance of stock options for services                    13,750              -               -             -
       Minority interest                                        (24,000)             -           11,000            -
       Prepaid advertising credits                             (250,000)             -         (250,000)           -
       Realization of prepaid advertising credits                25,000              -           39,688            -
       Realized gains on investment sales                        (7,668)        (41,044)             -         (7,668)
       Depreciation and amortization expense                     79,301          72,039          64,777        61,331
       (Increase) decrease in assets:
         Accounts receivable                                    (19,790)        (43,454)         23,647        31,894
         Inventories                                            (29,066)          9,201         (65,431)      (37,367)
         Other                                                     (214)            404         (26,718)      (11,685)
       (Decrease) increase in liabilities:
         Accounts payable and accrued expenses                  (17,111)         42,986         109,789       (40,460)
                                                           ------------    ------------   -------------  ------------
                                                               (229,798)         40,132         (93,248)       (3,955)
       Net cash (used in) provided by operating
         activities                                            (390,519)         19,485        (117,421)     (183,457)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                           (50,221)        (10,461)             -        (18,121)
   Purchase of investments                                      (54,258)        (32,227)        (26,343)      (46,132)
   Proceeds from sales of investments                            40,099          64,563           3,375        40,099
   Trademark costs                                                 (203)           (826)             -             -
                                                           ------------    ------------   -------------  -----------
       Net cash (used in) provided by investing
         activities                                             (64,583)         21,049         (22,968)      (24,154)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from notes payable                                   33,400              -               -         13,125
   Payments on notes payable                                     (7,500)        (32,435)        (21,300)           -
   Payments on mortgage payable                                  (6,265)             -           (5,347)       (2,629)
   Reduction of long-term obligation                            (35,000)             -               -        (35,000)
   Proceeds from bridge loan payable                            100,000              -               -        100,000
   Payment of bridge loan payable                              (100,000)             -               -       (100,000)
   Payments on capital lease obligation                         (65,975)        (37,398)        (61,979)      (52,824)
   Proceeds from minority shareholders
     for subsidiary stock                                     1,051,957              -           60,000     1,051,957
   Advances to shareholders, net                               (257,228)        (26,179)        (75,570)     (384,841)
                                                           ------------    ------------   -------------  ------------
       Net cash provided by (used in)
         financing activities                                   713,389         (96,012)       (104,196)      589,788

NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                         258,287         (55,478)       (244,585)      382,177

CASH AND CASH EQUIVALENTS,
   beginning of period                                           19,901          75,379         278,188        19,901
                                                           ------------    ------------   -------------  ------------

CASH AND CASH EQUIVALENTS,
   end of period                                           $    278,188    $     19,901   $      33,603  $    402,078
                                                           ============    ============   =============  ============

SUPPLEMENTAL DISCLOSURES:
   Cash payments made during the period:
     Interest                                              $     30,120    $     35,370   $      17,457  $     22,425
                                                           ============    ============   =============  ============
     Taxes                                                 $         -     $         -    $         825  $         -
                                                           ============    ============   =============  ===========
                 See notes to consolidated financial statements


                   MEISENHEIMER CAPITAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          YEAR ENDED FEBRUARY 29, 1996


1.     Description of Business and Basis of Presentation:

     Meisenheimer Capital, Inc. (MCI) is a holding company, with three operating subsidiaries: Cadcom, Inc. ("Cadcom") (100% owned by MCI), Meisenheimer Capital Real Estate Holdings, Inc. ("MCREHI") (100% owned by MCI), and the United States Basketball League, Inc. ("USBL") (61.55% owned by MCI).

     Cadcom, Inc. is a machine shop which manufactures aluminum and stainless steel aircraft parts. Substantially all of Cadcom's sales were to one customer, Spectrum Associates, an affiliate of MCI.

       MCREHI was incorporated during the fiscal year ended February 29, 1996 and owns a commercial building in Milford, Connecticut.

       The USBL operates a professional summer basketball league through franchises located in the eastern part of the United States.

       The Company has a consolidated deficit of approximately $3,020,000. This factor, as well as the Company's reliance on related parties and significant non-cash transactions (see Notes 10 and 11) create an uncertainty as to the Company's ability to continue as a going concern. The Company is making efforts to revitalize the USBL by raising equity capital and marketing new franchises and Cadcom is seeking to expand its machine shop business by seeking new customers for its services. However, there can be no assurance that the Company will be successful in accomplishing these objectives. Because of the uncertainties surrounding the ability of the Company to continue its operations, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

       The accompanying consolidated financial statements, as of November 30, 1996 and for the nine months ended November 30, 1996 and 1995, are unaudited and have been prepared by the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of the Company's management, the disclosures made are adequate to make the information presented not misleading, and the consolidated financial statements contain all adjustments necessary to present fairly the financial position as of November 31, 1996, results of operations for the nine months ended November 30, 1996 and 1995.

       The results of operations for the nine months ended November 30, 1996 are not necessarily indicative of the results to be expected for the full year.

2.     Summary of Significant Accounting Policies:

       a. Principles of consolidation

          The consolidated financial statement includes the accounts of MCI and its three operating subsidiaries. All significant intercompany balances and transactions have been eliminated and applicable minority interests have been reflected in consolidation.

       b. Cash and cash equivalents

          For purposes of the cash flow statement, the Company considers all highly liquid debt instruments purchased with a maturity of nine months or less to be cash and cash equivalents.

       c. Revenue recognition

          The Company and its subsidiaries generally use the accrual method of accounting. However, due to the uncertainty of collecting royalty and franchise fees from its franchisees, the USBL recognizes revenue when it is received. As described more fully in Note 11, management recorded the advertising due bills received in exchange for initial franchise fees based upon the fair market value of such due bills. The fair market value was determined based upon the value of the franchises sold as there is no ready active market to convert the due bills to cash.

          Cadcom recognizes revenue on the accrual method based upon the shipping date of orders in process which are of a short-term nature.

       d. Available-For-Sale Investments

          The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective as of the beginning of the fiscal year ended February 28, 1995. As of February 29, 1996, available-for-sale investments were composed of common stocks with a historical cost basis (average cost) of $57,241 and an approximate market value of $48,000. Unrealized loss, which is reported as a part of stockholders' equity, was approximately $10,000 as of February 29, 1996. As of November 30, 1996, the historical cost basis was approximately $84,000 and its approximate market value was $33,000.

       e. Inventories

          Manufacturing inventories (Cadcom) are stated at cost on the first-in, first-out method. The USBL's inventory consists of USBL trading cards, basketball uniforms, sporting equipment and printed promotional material. Most of the USBL's inventory was obtained through barter transactions whereby the USBL granted suppliers with advertising space or air time in return for the supplier's products. These transactions were accounted for based upon the fair values of the assets and services involved in the transactions.

       f. Property and equipment

          Property and equipment are recorded at cost. Major additions are capitalized while minor improvements, which do not extend the useful life of an asset, are expensed in the period incurred.

          Depreciation has been provided utilizing both the straight-line and accelerated cost recovery systems. Assets are depreciated over their estimated useful life or at the statutory rate provided (predominantly 7 years for equipment and 39 years for real estate).

       g. Income taxes

          MCI, MCREHI and Cadcom file a consolidated federal income tax return. As of February 29, 1996, MCI and Cadcom had approximately $415,000 in net operating loss carryforwards available and the USBL had a net operating loss carryforward of approximately $1,787,000. Both loss carryforwards are available through February 28, 2009, to offset future taxable income. Utilization of these operating losses eliminated substantially all federal income tax expense for the year ended February 29, 1996.

       g. Income taxes  (Cont'd)

          Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance has been provided for the deferred tax asset resulting from the net operating loss carryforward.

       h. Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       i. Advertising costs

          Advertising costs are expensed as incurred, and were approximately $57,000 and $19,700 for the years ended February 29, 1996 and February 28, 1995. These expenses were approximately $67,000 and $24,000 for the nine months ended November 30, 1996 and 1995, respectively.

       j. Earnings per share

          Earnings per common share were computed by dividing net earnings by the weighted average number of shares of common stock and common stock equivalents outstanding during the period.

3.     Segment Information:

     The consolidated financial statements include the accounts of Meisenheimer Capital, Inc. and its three operating subsidiaries; Cadcom, Inc., Meisenheimer Capital Real Estate Holdings, Inc. and the United States Basketball League, Inc. The following summarizes the contribution to consolidated revenues and expenses by each company (after elimination of intercompany transactions and minority interest).

       Year ended February 29, 1996:

                                        MCI           MCREHI      Cadcom               USBL             Total

       Revenues    $                27,350    $    4,200     $    735,014    $     352,405    $    1,118,969
       Operating expenses                90,350         11,007         581,721          564,808        1,247,886
       Operating profit (loss)      (63,000)       (6,807)        153,293          (212,403)            (128,917)
       Net income (loss)                (69,234)       (25,655)        106,424         (172,256)        (160,721)
       Identifiable assets              107,021        325,632         449,420          512,761        1,394,834

       Year ended February 28, 1995:

                                        MCI            MCREH I       Cadcom            USBL             Total


       Revenues                     $        -     $        -     $    654,148     $    241,676    $     895,824
       Operating expenses                73,150             -          573,760          280,034          926,944
       Operating profit (loss)          (73,150)            -           80,388          (38,358)         (31,120)
       Net income (loss)                (14,089)            -           66,105          (72,663)         (20,647)





4.     Inventories:

       Inventories consist of the following:
                                                                                February 29,        November 30,
                                                                              1996               1996
                                                                                                 (Unaudited)
       Cadcom:
         Raw materials                                                            $   26,870        $    33,000
         Finished goods                                                               57,000            101,301
       USBL inventory                                                                  8,500             23,500
                                                                                  ----------        -----------

                                                                                  $   92,370        $   157,801
                                                                                  ==========        ===========

5.     Property and Equipment:

       Property and equipment, at cost, consists of the following:
                                                                                February 29,        November 30,
                                                                              1996               1996
                                                                                                 (Unaudited)

       Land                                                                     $     121,253      $     121,253
       Building                                                                       197,836            197,836
       Equipment                                                                      729,016            729,016
       Transportation equipment                                                        52,090             52,090
                                                                                -------------      -------------
                                                                                    1,100,195          1,100,195
       Less accumulated depreciation                                                  486,894            551,059
                                                                                -------------      -------------

                                                                                $     613,301      $     549,136
                                                                                =============      =============

6.     Trademark Costs:

       Trademark costs totaling $10,488 were fully amortized at February 29, 1996.

7.     Goodwill:

       Goodwill  arising from the  acquisition of Cadcom is being amortized over
40 years and consisted of the following:
                                                                                February 29,        November 30,
                                                                              1996               1996
                                                                                                 (Unaudited)

       Excess of cost over net assets                                             $   32,625        $   32,625
       Less accumulated amortization                                                   3,264             3,876
                                                                                  ----------        ----------

                                                                                  $   29,361        $   28,749
                                                                                  ==========        ==========

8.     Lease Commitments:

       Capital leases

       Cadcom leases certain  manufacturing  equipment under capital leases. The
Company  has  capitalized  manufacturing  machinery  in the amount of  $365,100.
Accumulated depreciation on this machinery at February 29, 1996 was $174,021.

       The future minimum lease payments required under capital leases are:





8.     Lease Commitments:  (Cont'd)

       Capital leases  (Cont'd)

                        Years Ending
                        February 28,

                            1997                                                $  106,300
                            1998                                                   100,400
                            1999                                                    40,800
                                                                                ----------
                                                                                   247,500
                    Less interest and taxes                                         43,759

                    Present value of net minimum lease payments                 $  203,741
                                                                                ==========

       Operating leases

       As of February 28, 1995, Cadcom was renting its Milford, Connecticut facility under a non-cancellable operating lease that was to expire February 1997. The minimum annual lease payments under this lease were $41,400. MCI and USBL leased office space in the same building on a month-to-month basis for $1,000 per month. Subsequently, MCREHI purchased the building that Cadcom leased. Accordingly, the rent charges have been eliminated in consolidation.

       Rent expense for the fiscal year 1996 and the nine months ended November 30, 1996 was eliminated in consolidation. Rent expense for fiscal 1995 was approximately $44,700. Rent expense for the nine months ended November 30, 1995 was approximately $22,500.

9.     Notes and Mortgage Payable:

       The Company had the following loan obligations outstanding:


                                                                              February 29,                November 30,
                                                                              1996               1996
               Mortgage,   dated   August  16,  1995  secured  by  a  commercial
       (Unaudited) building, interest at 7.98%, with monthly payments over
               20 years of approximately $1,000 per month.  The
         Company's president has guaranteed the mortgage.                         $   113,735        $   108,388

       Term bank loans, secured by Company assets, with interest at annual rates of 8.25% and 10.25%, with approximate
         monthly payments of $3,300 per month.                                         25,900              4,600
                                                                                  -----------        -----------
                                                                                      139,635            112,988
       Less current portion                                                            29,065              7,850
                                                                                  -----------        -----------

                                                                                  $   110,570        $   105,138
                                                                                  ===========        ===========
       Maturities of notes and mortgages are as follows:

                        Years Ending
                       February 29/28,

                            1997                                                $   29,065
                            1998                                                     2,500
                            1999                                                     2,600
                            2000                                                     2,800
                         Thereafter                                                102,670

                                                                                $  139,635


10.    Related Party Transactions:

       Spectrum Associates, Spectrum Associates' parent company, Synercom, Inc. and MCI are entities controlled and operated by MCI's president and members of his immediate family. This group also owns a significant portion of the minority interest in the USBL. In addition, the capital leases (see Note 8) are payable to Spectrum Associates. Until February 28, 1992, Cadcom was a 100% owned subsidiary of Synercom, Inc. Synercom, Inc. sold its 100% interest in Cadcom to Meisenheimer Capital, Inc. (MCI). As part of this agreement MCI granted to Synercom a right of first refusal to purchase all of the Cadcom shares sold to MCI should MCI propose to transfer said shares to a third party. This right of first refusal is effective through February 28, 2002, and is collateralized by all of Cadcom's assets.

       The Company through its subsidiary, MCREHI, purchased from Genvest, a partnership controlled by the Company's president and his immediate family, a commercial building in Milford, Connecticut for $320,000.

       Revenues recorded from related parties (mainly Spectrum Associates) approximated $823,000, or 56% of total revenues for the current year.

       Loans payable to shareholders plus an additional $192,000 included in accounts payable and accrued expenses are due to related parties as of February 29, 1996. Substantially all of the notes due to shareholders carry an interest rate of 6% per year.

       Substantially all of Cadcom's sales are to Spectrum Associates and as of February 29, 1996 and November 30, 1996 all of the Company's accounts receivable are due from Spectrum Associates.

11.    Non-Cash Transactions:

       The Company entered into the following non-cash transactions during the year ended February 29, 1996 and the nine months ended November 30, 1996:


     o The sale of 5 franchises in fiscal 1996 for 2,000,000 negotiable advertising due bills from an independent cable television network. The USBL has valued these due bills at $250,000. This value was determined based upon recent cash sales of franchises to unaffiliated franchises. The deferred charge on the balance sheet of $225,000, represents the unused amount of deferred advertising expense relating to advertising due bills. These advertising due bills can be traded for various goods and services and they can be assigned, sold or transferred. However, they are not recognized as currency in the United States although they can be traded as such. The credits will be amortized at the time the advertising is utilized. The 2,000,000 advertising due bills were recorded at a substantial discount from their face value. However, if the Company is unable to realize the recorded value of this asset a significant reduction in overall equity may result.


       o In the nine months ended November 30, 1996, the USBL sold an additional 5 franchises under the same terms and conditions as above.

       o A long-term obligation of the USBL of approximately $117,000 was repaid by Spectrum Associates, a stockholder that is also controlled by the Meisenheimer group, in exchange for a note. This note was partially repaid with $35,000 in cash and USBL preferred stock valued at $20,000 in fiscal 1996. The remaining $56,536 of debt was forgiven by Spectrum Associates and has been reflected as additional paid-in capital.

       o  The  Company,   purchased   $141,450  in  equipment  by  incurring  an
          additional capital lease payable of $141,450.

       o MCREHI acquired the commercial building in Milford, Connecticut by incurring a mortgage payable of $120,000 plus the issuance of 200,978 shares of MCI stock, which were valued at $169,990.

12.    Stock Options:

       During the fiscal year ended February 28, 1995, the Company granted its officers options to purchase 400,000 shares of common stock at $.25 per share. 100,000 of these options were exercised in June 1995, however, the shares have not been issued and, accordingly, a liability of $25,000 has been included in accrued expenses. The remaining 300,000 options expire February 28, 1998.

     In December 1994, the Company granted its underwriter 200,000 options to purchase common stock at $.35 per share as compensation for services in connection with an equity offering. These options expire in February 1997.

     As compensation for marketing services, the Company granted its advisor 12,500 options to purchase common stock at $4.50 per share, expiring August 1997 and 10,000 options to purchase common stock at $7.50 per share, expiring February 1998.

       As compensation for marketing services, relating to future equity offerings, the Company granted its advisor 25,000 options to purchase common stock at the market value on the date of contract (February 1996) per share. These options are exercisable between July 1996 and July 1998. An additional 25,000 options, with similar terms, will be granted contingent upon successful future equity offerings.

13.    Concentration of Credit Risk:

       As of February 29, 1996, the Company maintained balances at a bank in excess of the federally insured amount.

14.    Stockholders' Equity:

       a. The USBL completed a private placement for 268,501 shares of stock, and had 22,500 shares issued under warrants. Since the shares were sold to minority shareholders, the effect on the consolidated financial statements was to increase consolidated additional paid-in capital by $1,051,957.

       b. The accumulated deficit for the year ended February 28, 1995 was restated from ($2,078,552) to ($2,838,607) and additional paid-in capital was restated from $1,104,777 to $1,966,675 to correct for the recording of minority interests in a consolidated subsidiary in prior years.

15.    Savings Plan:

       The Company has an employee savings plan that qualifies as a deferred salary arrangement under Section 403(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. Management has elected not to contribute discretionary employer matching.

16.    Commitment:

       Two officers of the Corporation have entered into employment agreements for a period of two years. For the first year, the combined monthly salary is to equal $2,400. The Board of Directors may withhold payment of the salaries if such payment would have an adverse impact on the Company's cash flow. In that event, the Company would issue to the officers 12,000 options to purchase the Company's common stock for each month the salary is not paid. In the second year of the agreements, the officers are to receive a combined monthly salary of $5,800. As in the first year, if the salaries are not paid, the Company will issue to the officers 14,000 options to purchase the Company's common stock for each month the salary is not paid. All options under these agreements would be excercisable at $1.00 per share.

       The Company's USBL subsidiary has entered into employment agreements with two of its officers who are also officers of the Company. The agreements are for a term of three years and call for annual combined salaries of $150,000 per year plus an additional amount of stock in the USBL equal to the cash value paid. However, these agreements also allow for the reduction and deferral of the cash portion of the compensation if the payment of the compensation would negatively impact the cash flow of the USBL. The USBL's president received no compensation from the USBL during the year ended February 29, 1996.

17.    Fair Value of Financial Instruments:

       In  1996,  the  Company  adopted  Financial  Accounting  Standards  Board
Statement No. 107, which requires disclosures about the fair value of the Company's financial instruments. The methods and assumptions used to estimate the fair value of the following classes of financial instruments were:

       Current Assets and Current Liabilities: The carrying amount of cash, current receivables and payables and certain other short-term financial instruments approximate their fair value.


     Prepaid Advertising Credits: The carrying amount of prepaid advertising credits approximate their fair value based upon the value of franchises exchanged for the advertising credits. (See Note 11.)


     Long-Term   Liabilities:   The  carrying   amounts  of  the  capital  lease
obligations and the mortgage payable approximate their fair value.

     The carrying amount and the fair value of the Company's financial instruments at February 29, 1996 are as follows: Carrying Fair
                          Amount             Value

       Cash           $   278,188      $   278,188
       Investments         47,597           47,597
       Prepaid advertising credits        225,000          225,000
       Notes payable, bank                  25,900           25,900
       Notes payable, stockholders           506,064          506,064
       Mortgages payable                        113,735          113,735
       Capital lease obligation                 203,741          203,741

18.    Contingencies:

       During the year ended February 29, 1996, the Company has paid and accrued for several legal actions which have been brought against it. The net expense of $32,000 is estimated based on inquiry of legal counsel.

19.    Income Taxes:

       MCI, MCREHI and Cadcom file consolidated federal income tax returns. The provision for income taxes consists of the following:


                                                       Years Ended                       Nine months Ended
                                            February 29,        February 28,      November 30,    November 30,
                                                                                                   1996199519961995
                                                                                        (Unaudited)  (Unaudited)
       Current:
         Federal                             $      -           $        -          $      -         $      -
         State and local                        16,000                   -             10,825            6,000
                                             ---------          -----------         ---------        ---------

                                                16,000                   -             10,825            6,000
                                             ---------          -----------         ---------        ---------
       Deferred:
         Federal                                    -                    -                 -                -
         State and local                            -                    -                 -                -
                                             ---------          -----------         ---------        --------

                                                    -                    -                 -                -
                                             ---------          -----------         ---------        --------

                                             $  16,000          $        -          $  10,825        $   6,000
                                             =========          ===========         =========        =========

       The components of the net deferred taxes as of February 29, 1996 are as follows:

       Deferred tax assets:
         Net operating loss carryforward                                           $   141,100
         Allowance for realization of assets                                          (141,100)
                                                                                   -----------

                                                                                   $        -

       A reconciliation between the actual income tax expense and income taxes computed by applying the statutory federal income tax rate to income before taxes is as follows:

                                                                                          Years Ended
                                                                               February 29,        February 28,

                                                                                   1996                1995
                                                                             ----------------    ----------

       Computed income tax credit at 34%                                        $  (49,205)        $        -
       Increase (decrease) in taxes resulting from:
         Addition to allowance for realization of
           deferred tax asset NOL carryforward                                     (49,205)                 -
         State and local taxes                                                      16,000                  -
                                                                                ----------         ----------

                                                                                $   16,000         $        -
                                                                                ==========         ==========

20.    Correction of an Error:

       The accompanying financial statements for the year ended February 28, 1995 have been restated to correct an error in the calculation of minority interest and net income for the year ended February 28, 1995. The effect of the error was to increase the net loss by $16,413.

                   MEISENHEIMER CAPITAL, INC. AND SUBSIDIARIES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS







                             Intentionally deleted.

                                    PART III


**INDEX TO EXHIBITS


3.1       Certificate of Incorporation of Meisenheimer Capital, Inc. ("MCI")

3.2       Certificate of Renewal of Certificate of Incorporation of MCI

3.3       By-Laws of MCI

4.1       Form of Stock Certificate

4.2       Form of Option

10.1      Employment Agreement of Daniel T. Meisenheimer, III with MCI

10.2      Employment Agreement of Richard Meisenheimer with MCI

10.3 Employment Agreement of Daniel T. Meisenheimer, III with MCI's subsidiary, The United States Basketball League, Inc. ("USBL")

10.4      Employment Agreement of Richard Meisenheimer with USBL

10.5 Mortgage Note between Fleet Bank, National Association and Meisenheimer Capital Real Estate Holdings, Inc. and Guaranty of MCI

10.6      Lease between Meisenheimer Capital Real Estate Holdings, Inc. and
          Cadom, Inc.

10.7      Lease between Meisenheimer Capital Real Estate Holdings, Inc. and USBL

10.8 Equipment Lease Agreement between Synercom, Inc.and MCI's subsidiary, Cadcom, Inc., dated September 11, 1992

10.9 Equipment Lease Agreement between Synercom, Inc.and MCI's subsidiary, Cadcom, Inc., dated July 1, 1995

10.10     Standard Franchise Agreement of USBL

10.11     Agreement between USBL and Topaz Selections Ltd. for Barter
Transaction for
          acquisition of advertising due bills in exchange for franchises

11.0      Statement of Computations of Earnings Per Share

16.0      Letter of Accountant Pursuant to Item 304 (a)(3) of Reg.S-B

21.0      List of Subsidiaries

27.0      Financial Data Schedules



** Included in, incorporated by reference to, the Registrant's
Registration Statement on Form 10SB12G filed on October 15, 1996

                                 SIGNATURE PAGE



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                           MEISENHEIMER CAPITAL, INC.


                                            By:     /s/Daniel T. Meisenheimer
                                            Daniel T. Meisenheimer, PRESIDENT

Dated: October 7, 1996